[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Gritstone Oncology, Inc. with respect to portions of this letter.

140 Scott Drive Menlo Park, California 94025 Tel: +1.650.328.4600 Fax: +1.650.463.2600 www.lw.com

FIRM / AFFILIATE OFFICES
	Abu Dhabi	Milan
	Barcelona	Moscow
	Beijing	Munich
	Boston	New Jersey
	Brussels	New York
	Century City	Orange County
	Chicago	Paris
September 7, 2018	Dubai	Riyadh
	Düsseldorf	Rome
	Frankfurt	San Diego
	Hamburg	San Francisco
	Hong Kong	Shanghai
	Houston	Silicon Valley
	London	Singapore
	Los Angeles	Tokyo
	Madrid	Washington, D.C.

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission	FOIA Confidential Treatment Requested Under 17 C.F.R. § 200.83
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mary Beth Breslin
Ada D. Sarmento
Jim B. Rosenberg
Rolf Sundwall

Re:	Gritstone Oncology, Inc.
Stock-Based Compensation
Registration Statement on Form S-1 (File No. 333-226976)

Ladies and Gentlemen:

On behalf of Gritstone Oncology, Inc. (the “Company”), we submit this letter (this “Letter”) to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Company originally filed the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) with the Commission on August 23, 2018.

The purpose of this Letter is to provide supplemental information to the Staff with respect to the accounting treatment for stock-based compensation for its consideration during the review cycle so that the Company may be in a position to print a preliminary prospectus as promptly as practicable. In particular, the Company references Comment #4 of the Staff’s letter dated June 3, 2018 with respect to providing an explanation for the determination of the fair value of the common stock underlying the Company’s equity issuances and the reasons for any differences between the recent valuations of its common stock and the estimated offering price.

CONFIDENTIAL TREATMENT REQUESTED BY

GRITSTONE ONCOLOGY, INC.

GRTS-1001

September 7, 2018

We are respectfully requesting confidential treatment for certain portions of this Letter pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. § 200.83. This Letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in this Letter. A redacted letter will be filed on EDGAR, omitting the confidential information contained in this Letter.

The Company’s discussion of stock-based compensation is primarily contained within the section of the Registration Statement entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Use of Estimates—Stock-Based Compensation” (the “MD&A”) and appears on pages 93 through 94 of the Registration Statement.

The Company supplementally advises the Staff that, while not reflected in the Registration Statement, based on discussions with the Company’s Board of Directors (the “Board of Directors”) and reflecting the input from the lead underwriters for its initial public offering (“IPO”), the Company currently anticipates an approximate price range of $[***] to $[***] per share for the Company’s common stock (the “Preliminary IPO Price Range”), with a midpoint of the anticipated range of approximately $[***] per share (the “Preliminary Assumed IPO Price”). The Preliminary IPO Price Range and Preliminary Assumed IPO Price do not reflect any stock split that the Company might affect prior to the Commission’s declaration of effectiveness of the Registration Statement. The Company is currently anticipating implementing an approximate [***]-to-1 reverse stock split, which would result in a post-split Preliminary IPO Price Range of $[***] to $[***] per share, with a midpoint of $[***] per share. The post-split price range will be narrowed within the Preliminary IPO Price Range prior to distribution of the preliminary prospectus in connection with the Company’s road show. For consistency with the Registration Statement, all data in this letter is reflected on a pre-split basis, unless otherwise expressly noted.

The Company’s final post-split Preliminary IPO Price Range remains under discussion between the Company and the lead underwriters, and a bona fide price range will be included in an amendment to the Registration Statement prior to any distribution of the preliminary prospectus in connection with the Company’s road show.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange

Commission. Confidential treatment has been requested by Gritstone Oncology, Inc. with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

GRITSTONE ONCOLOGY, INC.

GRTS-1002

September 7, 2018

STOCK OPTION GRANTS DURING PRECEDING TWELVE MONTHS

The following table summarizes by grant date the number of shares of common stock underlying stock options granted for the twelve month period preceding the Company’s anticipated launch of its roadshow, as well as the associated per share exercise price and the estimated fair value per share of the Company’s common stock used to determine stock-based compensation expense for financial reporting purposes.

Grant Date	Number of Shares Underlying Options Grants	Exercise Price Per Share	Estimated Fair Value – Financial Reporting Purposes
November 28, 2017	[***]	$[***]	$[***]
February 7, 2018	[***]	$[***]	$[***]
August 7, 2018	[***]	$[***]	$[***]

HISTORICAL FAIR VALUE DETERMINATION AND METHODOLOGY

The Company has historically determined the fair value of its common stock using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Practice Guide”). In addition, the Board of Directors also considered numerous objective and subjective factors, along with input from management and third-party valuations, to determine the fair value of the Company’s common stock as disclosed in the Registration Statement.

As described in greater detail in the MD&A, the Company has utilized a combination of (i) the current value method (“CVM”), (ii) the option-pricing method (“OPM”) and (iii) the probability-weighted expected return method (“PWERM”) for determining the fair value of its common stock. The CVM value is determined based on our balance sheet and the value is then first allocated based on the liquidation preference associated with preferred stock issued as of the valuation date, and then any residual value is assigned to the common stock. The OPM values each equity class by creating a series of call options on the equity value, with exercise prices based on the liquidation preferences and conversion terms of each equity class. Under the PWERM, the per share value of the common stock is estimated based upon the probability-weighted present value of expected future equity values for the common stock, under various possible future liquidity event scenarios, in light of the rights and preferences of each class of stock, discounted for a lack of marketability. Prior to March 31, 2018, the Company utilized the OPM because the Company could not, prior to March 31, 2018 reasonably estimate the form and timing of potential liquidity events.

Subsequent to March 31, 2018, the Company has applied the PWERM for determining the fair value of its common stock. The Company elected to utilize the PWERM as values associated with various potential outcomes were considered estimable, in light of the Company’s stage of development, operating results, its prospects for an IPO in the near term following the organizational meeting for its IPO on March 19, 2018, general conditions in the capital markets, including with respect to IPOs, and the relative likelihood of achieving a liquidity event such as an IPO in light of prevailing market conditions. Under the PWERM, the per share value of the common stock is estimated based upon the probability-weighted present value of expected future

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange

Commission. Confidential treatment has been requested by Gritstone Oncology, Inc. with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

GRITSTONE ONCOLOGY, INC.

GRTS-1003

September 7, 2018

equity values for the common stock, under various possible future liquidity event scenarios, in light of the rights and preferences of each class of stock, discounted for a lack of marketability.

At each grant date, the Board of Directors considered whether any events occurred that would trigger any material changes to the business or would require adjustment to the estimated fair value from the previous valuation date.

DISCUSSION OF MOST RECENT FAIR VALUE DETERMINATION

On August 7, 2018, the Company determined the fair value of its common stock to be $[***] per share (the “Estimated Fair Value Per Share”). This determination was based in part on a third-party valuation conducted as of July 2, 2018 (the “July 2 Valuation”) utilizing the PWERM. The Company determined the Estimated Fair Value Per Share assuming two potential future events:

(i)	an IPO on or about September 30, 2018; and

(ii)	the Company continuing to remain privately held (“Stay Private”).

The Board of Directors, in consultation with management, weighted the aggregate probability of an IPO at [***]% and Stay Private scenario at [***]%. The Company believes that the potential future events used in the July 2 Valuation and the probability weighting of each future event was appropriate at the time, in light of the Company’s stage of development, operating results, its prospects for an IPO in the near term, general conditions in the capital markets, including with respect to IPOs, and the relative likelihood of achieving a liquidity event such as an IPO in light of prevailing market conditions. The timing of these future liquidity event scenarios was determined based primarily on input from the Board of Directors and management.

Discussion of Estimated Fair Value Per Share Results

As noted above, the PWERM allocates the projected equity value to each share class at each potential future event date, taking into consideration the rights and preferences of each class of equity and the anticipated timing of each event, and then discounts the results to present value using an appropriate risk adjusted discount rate. A discount for lack of marketability is then applied, as the Company is a closely held, non-public company with no ready market for its shares, to arrive at an estimated fair value per share for each event. Finally, the estimated fair values per share are probability weighted to arrive at a probability-weighted fair value per share.

To derive its equity value in the IPO scenario, the Company relied upon an analysis of similarly situated comparable companies at the time of their IPOs. For the Stay Private scenario, the Company estimated an equity value by applying the precedent transaction method (the “Backsolve Method”) to the Company’s arm’s length negotiated Series C Convertible Preferred Stock financing at $[***] per share in June and July 2018. The Backsolve Method is a market approach that derives an implied total equity value from the sale price of the Company’s equity securities in a recent arm’s-length transaction. After estimating the Company’s total equity value

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange

Commission. Confidential treatment has been requested by Gritstone Oncology, Inc. with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

GRITSTONE ONCOLOGY, INC.

GRTS-1004

September 7, 2018

based on the sale price of the Company’s Series C Convertible Preferred Stock, that value was allocated to the various classes of the Company’s equity using the OPM.

The selection of the discount for lack of marketability (“DLOM”) was based on the Finnerty Method, a method of estimating a discount for lack of marketability using the OPM as outlined in the AICPA Practice Guide. This method estimates a discount as an average strike put option, effectively assuming that if the stock were freely tradable, the holder could sell evenly over the restriction period. The Company also considered recent restricted stock studies in estimating the DLOM. As the Company approaches a liquidity event that would result in a ready and liquid market for its stock, the discount for lack of marketability decreases.

The following table sets forth the results of the PWERM analysis used to determine the Estimated Fair Value Per Share of the July 2 Valuation:

	IPO			Stay Private
Value of Equity (in millions)	$	[***]		$	[***]
Time to Event (in years)		[***]			[***]
Present Value of Common Stock Value Per Share	$	[***]		$	[***]
DLOM		[***]	%		[***]	%
Estimated Fair Value Per Share	$	[***]		$	[***]
Probability Weighting		[***]	%		[***]	%
Probability-Weighted Fair Value Per Share	$	[***]

Prior to the July 2 Valuation, the Company obtained an independent third-party valuation of its common stock as of March 31, 2018 (the “March 31 Valuation”). The Company obtained this valuation following its organizational meeting relating to its proposed IPO, which occurred on March 19, 2018. Because the Company did not make any equity grants between February 7, 2018 and obtaining the July 2 Valuation, the March 31 Valuation was not relied upon for purposes of determining the Company’s fair value. During this period, the Company pursued a private placement of its Series C Convertible Preferred Stock and determined to delay any equity awards until the completion of such private placement and the receipt of the July 2 Valuation. For purposes of clarity, the March 31 Valuation utilizing the PWERM methodology resulted in a fair value of the common stock of $[***] per share, assigning different probabilities to the two future scenarios: (i) an IPO scenario was assigned a probability of [***]%, and (ii) a stay private scenario was assigned a probability of [***]%, due to market uncertainty and various strategic business factors. As of July 2, 2018, the Company had confidentially submitted a draft Registration Statement to the Commission and had closed part of its Series C Convertible Preferred Stock financing which included new investors also expected to participate in the IPO and therefore anticipated an increased probability of an IPO to occur. Accordingly, the probability of the IPO scenario was increased to [***]% in the July 2 Valuation.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange

Commission. Confidential treatment has been requested by Gritstone Oncology, Inc. with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

GRITSTONE ONCOLOGY, INC.

GRTS-1005

September 7, 2018

PRELIMINARY ASSUMED IPO PRICE

As noted above, the Preliminary IPO Price Range is $[***] to $[***] per share, with a Preliminary Assumed IPO Price of approximately $[***] per share.

The Preliminary IPO Price Range was derived using a combination of valuation methodologies, including, among other methodologies: (a) a comparison of the Company’s post-money valuation at the conclusion of its last round of financing to step-up valuations for comparable companies pursuing an IPO following their respective last rounds of financings; (b) a comparison of comparable company valuations at the time of their respective IPOs; (c) a comparison of public companies at a similar stage of product development and/or with product candidates to treat a similar indication, (d) a comparison of the valuation increases for comparable companies at the time of their respective IPOs; and (e) feedback from prospective investors as a result of testing the waters meetings. The following table summarizes the Company’s anticipated pre-offering equity values (based on the low-end, mid-point and high-end of the Preliminary IPO Price Range) (in millions, except per share data).

	Low-End	Mid-Point	High-End
Pre-Offering Equity Value	$[***]	$[***]	$[***]
Pre-Offering Equity Value Per Share (pre-split)	$[***]	$[***]	$[***]
Pre-Offering Equity Value Per Share (post-split)	$[***]	$[***]	$[***]

COMPARISON OF IPO PRICE RANGE AND ESTIMATED EQUITY FAIR VALUE PER SHARE

The primary factors that account for the increase in the Preliminary IPO Price Range over the Estimated Fair Value Per Share are a result of differences in valuation methodology. In particular, because the PWERM methodology utilizes a probability-weighted approach (as outlined above), the resulting Estimated Fair Value Per Share reflects the potential for alternative liquidity events occurring at different future dates, which inherently decreases the Estimated Fair Value Per Share due to the combination of (i) liquidity events other than the IPO scenario, (ii) the discounting to present value for each of the future business values at the liquidity event; and (iii) the application of a discount for lack of marketability. Conversely, the Preliminary IPO Price Range necessarily assumes only a single liquidity event, does not apply a discount to present value for the IPO and does not include a discount for lack of marketability, as an active trading market for the common stock is expected to exist following the IPO. As a result, the Preliminary IPO Price Range was neither reduced by the expected future business values (discounted to present value) from other potential future liquidity events nor discounted for a lack of marketability. Additionally,

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange

Commission. Confidential treatment has been requested by Gritstone Oncology, Inc. with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

GRITSTONE ONCOLOGY, INC.

GRTS-1006

September 7, 2018

the Preliminary IPO Price Range assumes the conversion of all of the Company’s convertible preferred stock into common stock upon the completion of the Company’s IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such convertible preferred stock results in a higher valuation for purposes of the Preliminary IPO Price Range, compared to the Estimated Fair Value Per Share, which included the effect of preferences for the Company’s convertible preferred stock in relation to the allocations of value in the OPM. Notably, the projected equity value of the Company under the most relevant liquidity event, the IPO scenario ($[***] million, bolded in the table on page 5 for emphasis) is consistent with the Pre-Offering Equity Value of the Company.

In addition, the midpoint of the Preliminary IPO Price Range assumes a step up from the Company’s last round of financing. In this case, the Company’s equity value for purposes of the July 2 Valuation ($[***] million) utilized the post-money valuation from the Company’s Series C Convertible Preferred Stock financing, whereas the midpoint of the Preliminary IPO Price Range reflects a step up of approximately [***]% from that post-money valuation. This step up reflects the fact the Company submitted its Investigational New Drug application and completed a strategic partnership with bluebird bio, Inc. Each of these events occurred subsequent to the August 7, 2018 grant date but are reflected in the Company’s Preliminary IPO Price Range.

CONCLUSION

In conclusion, the Company respectfully submits that the differences between the Preliminary Assumed IPO Price, the exercise price at which it most recently granted stock options (on August 7, 2018), the July 2 Valuation and the prior valuations are reasonable in light of all of the considerations outlined above. In addition, the Company will continue to update its disclosure for all equity-related transactions through the effective date of the Registration Statement. Based on the foregoing, the Company respectfully seeks confirmation that the Staff has no further comments with respect to the matters discussed in this letter.

We thank you in advance for your consideration of the foregoing. Please do not hesitate to contact me by telephone at (650) 463-3014 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Brian J. Cuneo

Brian J. Cuneo

of LATHAM & WATKINS LLP

cc:	Andrew Allen, M.D., Ph.D., Gritstone Oncology, Inc.
Jean Marc Bellemin, Gritstone Oncology, Inc.
Alan C. Mendelson, Latham & Watkins LLP
David Peinsipp, Cooley LLP

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange

Commission. Confidential treatment has been requested by Gritstone Oncology, Inc. with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

GRITSTONE ONCOLOGY, INC.

GRTS-1007